INVESTMENT COMPANY BOND




Hartford Casualty Insurance Company

Bond No. 00 FI 0247327-09



One Hartford Plaza


Hartford, CT 06155


(Herein called UNDERWRITER)


DECLARATIONS
Item 1.
Name of Insured (herein called INSURED(S)):
The Appleton Funds





Principal Address:
45 Milk Street
8th Floor


Boston, MA 02109


Item 2.
Bond Period:

from 12:01 a.m. on

Standard Time.

December 29, 2009
(MONTH, DAY, YEAR)


to 12:01 a.m. on


December 29, 2010





(MONTH, DAY, YEAR)




Item 3.
Limit of Liability   $1,000,000

Provided however, that if specific limits, are shown below as applicable to any specified COVERAGE, such specific limits shall apply to the coverage provided by such COVERAGES and are in lieu of, and not in addition to, the above bond Limit of Liability. If 'Not Covered' is inserted below beside any specified COVERAGE, the coverage provided by such COVERAGE is deleted from this bond.

COVERAGES

Limit of Liability
Deductible

I.
Employee
$ 1,000,000
$ 5,000

II.
Premises $ 1,000,000
$ 5,000

III.
Transit
$ 1,000,000
$ 5,000

IV.
Forgery or Alteration
$ 1,000,000
$ 5,000

V.
Securities
$ 1,000,000
$ 5,000

VI.Counterfeit Currency
$ 1,000,000
$ 5,000

VII.
Computer Systems Fraudulent Entry
$ 1,000,000
$ 5,000

VIII.
Voice Initiated Transaction $ 1,000,000
$ 5,000

IX.
Telefacsimile Transfer Fraud
$ 1,000,000
$ 5,000

X.
Uncollectible Items of Deposit
$   100,000
$ 5,000

XI.Audit Expense
$   100,000
$ 5,000

XII.
Stop Payment $   100,000
$ 5,000

XIII.
Unauthorized Signatures
$   100,000

$ 5,000






Optional Coverages:




$ n/a
$ n/a



No Deductible shall apply to any loss under COVERAGE I. sustained by any 'Investment Company'.




Item 4.
The Coverages provided by this Bond are also subject to the terms of the following riders issued herewith:
F6016-0; F6018-0; CS00M015; F-5267; HG00H009000

Item 5.
The INSURED by the acceptance of this bond gives notice to the UNDERWRITER terminating or canceling prior bond(s) or policy(ies) No.(s) FI 0247327 08 such termination or cancellation to be effective as of the time this bond becomes effective.

This bond will not be valid unless
countersigned by our duly authorized representative.





Countersigned by


Signed, this 29th, December,  2009

David Castillo, Authorized
Representative


The UNDERWRITER, in consideration of the payment of premium, and in reliance upon all statements made and information furnished to the UNDERWRITER by the INSURED in applying for this bond, and subject to the DECLARATIONS, COVERAGES, GENERAL CONDITIONS, DEFINITIONS AND LIMITATIONS and other terms hereof, agrees to indemnify the INSURED for:

   COVERAGES

I.	EMPLOYEE
Loss to the INSURED directly resulting from 'Larceny or Embezzlement' committed by any 'Employee', acting alone or in collusion with others.

II.	PREMISES
A.	PROPERTY
Loss of 'Property' directly resulting from robbery, burglary, larceny (common-law or statutory), mysterious disappearance, damage, destruction or removal from the possession, custody or control of the INSURED, while such 'Property' is in the custody of or deposited within any office or premise.
B.	OFFICE EQUIPMENT
Loss of, or damage to furnishings, fixtures, supplies, equipment, safes or vaults within any of the INSURED'S offices directly resulting from robbery, burglary or larceny (common law or statutory) of such offices, or attempt thereat. Loss resulting from damage to any office directly resulting from robbery, burglary or larceny (common law or statutory) of such office, or attempts thereat is also covered, provided that the INSURED is the owner of such offices, furnishings, fixtures, supplies, equipment, safes or vaults or is legally liable for such loss or damage always excepting, however, loss or damage through fire and all loss to electronic data processing equipment.

III.	TRANSIT
Loss of 'Property' directly resulting from robbery or
larceny (common law or statutory), mysterious
disappearance, damage to or destruction while the
'Property' is in transit to any location:
a.	in an armored motor vehicle, including loading
	and unloading thereof,

b.	in the custody of a natural person acting as a
	 messenger of the INSURED, or

c.	in the custody of a 'Transportation Company' while
	being transported in a conveyance which is not an armored motor vehicle provided, except, that covered 'Property' transported in this manner is limited to the following:

1.	written records,

2.	securities issued in registered form or negotiable
instruments not payable to bearer, which are not endorsed or are restrictively endorsed.
Coverage under this Transit Coverage begins upon the receipt of such 'Property' by the natural person acting as a messenger or as a representative of an armored motor vehicle company or as a messenger or as a representative of the 'Transportation Company' and ends upon delivery to the premises of the addressee or to any representative of the addressee.

IV.	FORGERY OR ALTERATION
Loss to the INSURED directly resulting from:
a.	'Forgery' or fraudulent material alteration of any
bills of exchange, checks, drafts, acceptances, certificates of deposits, promissory notes, money orders, orders upon public treasuries, letters of credit or receipts for the withdrawal of 'Property', or

b.	transferring, delivering or paying any funds or
other 'Property', or establishing any credit or giving any value in good faith, and in the ordinary course of business on written instructions or applications directed to the INSURED authorizing or acknowledging the transfer, payment, delivery or receipt of funds or other 'Property', which instructions or applications purport to bear the handwritten signature of: (1) any 'Customer' of the INSURED, or (2) any shareholder or subscriber to shares of an 'Investment Company', or
(3) any banking institution, stockbroker or 'Employee' but which instructions or applications either bear a 'Forgery' or a fraudulent material alteration without the knowledge and consent of such 'Customer', shareholder, subscriber to shares, banking institution, stockbroker, or 'Employee.'There is no coverage under this Forgery Or Alteration Coverage IV for any loss covered under Coverage V. OR IX. of this bond, whether or not Coverages V. or IX. are provided by this bond.
A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.


V.	SECURITIES
Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, whether for its own account or for the account of others having:

a.	acquired, accepted or received, sold, delivered,
	given value, extended credit, or assumed liability
	upon any original 'Securities, documents or other
	written instruments' which:
1.	bear a 'Forgery' or fraudulent material alteration,

2.	have been lost or stolen, or

3.	are 'Counterfeit', or

b.	guaranteed in writing or witnessed signatures upon
	 transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations in connection with any 'Securities, documents or other written instruments' which pass or purport to pass title to them.
	Actual and continued physical possession of such 'Securities, documents or other written instruments' by an 'Employee', 'Custodian', or a Federal or State chartered deposit institution is a condition precedent to the INSURED having relied on such items and release or return of such items will be deemed to be an acknowledgement by the INSURED of not having relied on such items.
	A mechanically reproduced facsimile signature is deemed to be the same as a handwritten signature.

VI.	COUNTERFEIT CURRENCY

Loss directly resulting from the receipt by the INSURED, in good faith and in the ordinary course of business, of 'Counterfeit' money orders, currencies or coin of any country.

VII.	COMPUTER SYSTEMS FRAUDULENT ENTRY
Loss to the INSURED directly resulting from fraudulent entry of data into or the change of data elements or programs within the INSURED'S proprietary 'Computer
System' or a 'Computer System' operated or used by the INSURED and stated in the application, if the fraudulent entry or change results in:

a.	'Property' being transferred, paid or delivered,
b.	an account of the INSURED, or of its 'Customer',
	being added, deleted, debited, or credited, or
c.	an unauthorized account or a fictitious account
	being debited or credited.

VIII.	VOICE INITIATED TRANSACTION

Loss to the INSURED directly resulting from a 'Voice
Initiated Transaction' directed to the INSURED and
authorizing the transfer of dividends or redemption
proceeds of 'Investment Company' shares from a 'Customer's' account, provided such 'Voice Initiated Transaction' was:
a.	received at the INSURED'S offices by those
	'Employees' of the INSURED authorized to receive the 'Voice Initiated Transaction', and
b.	made by a person purporting to be a 'Customer', and
c.	made by such person for the purpose of causing
	the INSURED or 'Customer' to suffer a loss or making an improper personal financial gain for such person or
	any other person, and
d.	initiated pursuant to a preexisting written
	 agreement between the 'Customer' and the INSURED.
	In order for coverage to apply under this Coverage, all 'Voice Initiated Transactions' must be received and processed in good faith, and in the ordinary course of business in accordance with the Procedures established in the application.

IX.	TELEFACSIMILE TRANSFER FRAUD

Loss to the INSURED directly resulting from the INSURED having, in good faith, and in the ordinary course of business, transferred or delivered Funds, certificated securities or uncertificated securities through a 'Computer System' covered under the Computer Systems Fraudulent Entry Coverage in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction was received at the INSURED's offices by those 'Employees' of the INSURED a uthorized to receive the Telefacsimile Device instruction and which:

(1)	purports and reasonably appears to have originated from
(a)	a Client of the INSURED,
(b)	another office of the INSURED, or
(c)	another financial institution,
	but, was not originated by the Client or entity whose identification it bears and


(2)	such instruction contains a valid test code which proves to
	have been used by a person who was not authorized to
	use it and,
(3)	contains the name of a person authorized to
initiate such transfer; and if the transfer was in excess of the Telefacsimile Transfer Fraud Coverage
Deductible stated in Item 3. of the Declarations Page, the instruction was verified by a call-back according to a pre-arranged procedure.For the purposes of this Coverage, Client means an entity or individual which has through a written agreement with the INSURED authorized the INSURED to rely on Telefacsimile Device instructions to initiate transfers and has provided the INSURED with the names of persons authorized to make such transfers, and with which the INSURED has established an instruction verification procedure.
Funds means money on deposit in an account.
In addition to the Conditions and Limitations in the bond, the following provisions are applicable to the Telefacsimile Transfer Fraud Coverage:
Telefacsimile Device means a machine capable of sending or receiving an image of a document by electronic means transmitted through a telephone line and which reproduces the exact duplicate of the document on paper. This Coverage (Telefacsimile
Transfer Fraud) does not cover loss resulting directly or indirectly from the assumption of liability by the INSURED by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Coverage and would be imposed on the INSURED without the existence of the contract.Proof of loss for claim under this Coverage must include a copy of the document reproduced by the Telefacsimile Device.

X.	UNCOLLECTIBLE ITEMS OF DEPOSIT
Loss directly resulting from the INSURED, in good faith and in the ordinary course of business, crediting an account of a 'Customer', shareholder or subscriber based on any 'Items of Deposit' which prove to be uncollectible, if the crediting of said account causes:

a.	redemptions or withdrawals of the account to be effected,
b.	shares to be issued, or
c.	payment of dividends,

from an account of an 'Investment Company'.
In order for coverage to apply under this Coverage, the INSURED must hold 'Items of Deposit' for the minimum number of days stated in the application before permitting any redemptions or withdrawals of the account, issuing any shares or paying any dividends with respect to such 'Items of Deposit'.

'Items of Deposit' are deemed uncollectible when the INSURED'S standard collection procedures have been utilized and have failed to result in collection.

XI.	AUDIT EXPENSE
Reasonable expense incurred by the INSURED for an audit or examination required by any governmental regulatory authority or self-regulatory organization and conducted by such authority, organization or their appointee because of the discovery of loss sustained by the INSURED and covered by this bond but only for the part of the audit or examination caused by said loss.

XII.	STOP PAYMENT
Loss of any and all sums which the INSURED shall become obligated to pay by reason of the liability imposed upon the INSURED by law for damages:

(a)	for having either complied with or failed
to comply with any written notice of any 'Customer'
or any authorized representative of such 'Customer'
to stop payment of any check or draft made or drawn
by such 'Customer' or any authorized representative
of such 'Customer' or
(b)	for having refused to pay any check or draft
made or drawn by any 'Customer' or any authorized representative of such 'Customer'.

XIII.	UNAUTHORIZED SIGNATURES COVERAGE

Loss to the INSURED directly resulting from the INSURED having in good faith and in the ordinary course of business, accepted, paid or cashed any check, withdrawal order, draft, made or drawn on a 'Customer's' account, which bears the signature or endorsement of one other than a person whose name and signature is on file with the INSURED as a signatory on such account. It shall be a condition precedent to the INSURED'S right of recovery under this Coverage that the INSURED have on file signatures of all persons who are signatories on such account.


GENERAL CONDITIONS
A.	OTHER COMPANIES INSURED UNDER THIS BOND
If more than one corporation, or 'Investment Company',
or combination thereof is included herein as the
INSURED:
(1)	The total liability of the UNDERWRITER under
this bond for loss or losses sustained by one or
more or all INSUREDS under the Bond shall not
exceed the limit for which the UNDERWRITER would
be liable if all losses were sustained by only
one of them.
(2)	The first named INSURED shall be deemed to
be the sole agent of all of the other INSUREDS hereunder
for all purposes under this bond, including but not
limited to giving or receiving any notice or proof
required to be given herein and for the purpose of
effecting or accepting amendments to or termination
of this bond.  The UNDERWRITER shall give each
'Investment Company' a copy of this bond and any
amendment hereto, a copy of each formal filing of
claim by any other named INSURED and the terms of
the settlement of each claim prior to the execution
of such settlement.
(3)	The UNDERWRITER bears no responsibility under
this Bond for the proper application of any payment
made to the first named INSURED.
(4)	For the purposes of the bond, knowledge
possessed or discovery made by any partner, director,
trustee, officer or supervisory 'Employee' of any
INSURED constitutes knowledge or discovery by all
the INSUREDS.
(5)	If the first named INSURED for any reason,
ceases to be covered under this bond, then the INSURED next named shall henceforth be considered as the first named INSURED for the purposes mentioned in (2) above.

B.	NOTICE TO UNDERWRITER OF MERGERS,
CONSOLIDATIONS OR OTHER ACQUISITIONS

While this bond is in force, if the INSURED, other than an 'Investment Company', merges or consolidates with, or purchases or acquires assets or liabilities of another entity, the INSURED shall not have the coverage afforded under this bond for loss which:

a.	has or will occur in offices or on
premises acquired, or
b.	has or will be caused by an 'Employee'
or 'Employees' acquired, or
c.	has or will arise out of the assets
or liabilities acquired,
unless the INSURED:
i.	gives the UNDERWRITER written notice
of the proposed consolidation, merger,
purchase or acquisition of assets or liabilities
prior to the proposed effective date of such
action, and
ii.	obtains the written consent of the
UNDERWRITER to extend the coverage provided
by this bond in whole or in part to such
additional exposure, and
iii.	upon obtaining such consent pays an
additional premium to the UNDERWRITER.

C.	CHANGE OF CONTROL - NOTICE TO
UNDERWRITER

When the INSURED becomes aware of a change in
control (other than in an 'Investment Company'),
as defined in Section 2(a) (9) of the Investment
Company Act of 1940, the INSURED shall, within
thirty (30) days, give written notice to the
UNDERWRITER setting forth:
(1)	the names of the transferors and transferees (or if
the voting securities are registered in another name the
names of the beneficial owners),
(2)	the total number of voting securities owned by the
transferors and the transferees (or the beneficial owners),
both immediately before and after the date of the transfer,
and
(3)	the total number of outstanding voting
securities.
The failure to give the above required notice shall result in termination of coverage as to any loss involving a transferee, effective on the date of such change in control.

D.	REPRESENTATIONS MADE BY INSURED
The INSURED represents to the UNDERWRITER that all information it has furnished either in the application for this bond or other documentation is complete, true and correct. Such application and other documentation constitute part of this bond.

The INSURED must promptly notify the UNDERWRITER of any change in any fact or circumstance that materially affects the risk assumed by the UNDERWRITER under this bond.
Any intentional misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or related documentation, shall be grounds for rescission of this bond.


DEFINITIONS AND LIMITATIONS
I.	DEFINITIONS
For the purpose of the Coverage provided by
this bond:
A.	'Computer Systems' means:
(1)	computers, including related peripheral and
storage components,
(2)	systems and applications software,
(3)	terminal devices, and
(4)	related communication networks
by which data is electronically assembled, transmitted,
processed, stored, and retrieved.
B.	'Counterfeit' means an imitation of an actual
and valid original which is intended to deceive and be
taken as the original.
C.	'Custodian' means the institution designated
by an 'Investment Company' to have possession and
control of its assets.
D.	'Customer' means an individual, corporation,
partnership, trust, or LLC which is a shareholder or
subscriber of the INSURED.
E.	'Employee' means:
(1)	a corporate officer of the INSURED;
(2)	a natural person while in the regular service of
the INSURED at any of the INSURED'S offices and who is
compensated directly by the INSURED through its payroll
system and subject to the United States Internal Revenue
Service Form W-2 or equivalent income reporting of other
countries, and whom the INSURED has the right to control
and direct both as to the result to be accomplished and
details and means by which such result is accomplished
in the performance of such service;
(3)	an attorney retained by the INSURED or an employee
of such attorney while either is performing legal services
for the INSURED;
(4)	a person furnished by an employment contractor
to perform clerical, premises maintenance or security
duties for the INSURED under the INSURED'S supervision
at any of the INSURED'S offices or premises;
(5)	an employee of an institution which has been
merged or consolidated with the INSURED prior to the
effective date of this bond;
(6)	a student or intern pursuing studies or
performing duties in any of the INSURED'S offices;
(7)	each natural person, partnership or corporation
authorized by written agreement with the INSURED to
perform services as an electronic data processor of
checks or other accounting records related to such
checks but only while such person, partnership or
corporation is actually performing such services
and not:
a.	creating, preparing, modifying or maintaining
the INSURED'S computer software or programs; or
b.	acting as a transfer agent or in any other
agency capacity in issuing checks, drafts or securities
for the INSURED;
(8)	a director or trustee of the INSURED, but only
while performing acts within the scope of the customary
and usual duties of an officer or 'Employee' of the
INSURED or while acting as a member of any duly elected
or appointed committee to examine, audit or have custody
of or access to 'Property' of the INSURED; or
(9)	any partner, officer or employee of an
investment adviser, an underwriter (distributor), a transfer agent or shareholder record keeper, or an administrator, for an 'Investment Company' while performing acts within the scope of the customary and usual duties of an officer or employee of an 'Investment Company' or acting as a member of any duly elected or appointed committee to examine, audit or have custody of or access to 'Property' of an 'Investment Company'.
The term 'Employee', shall not include any partner, officer or employee of a transfer agent, shareholder record keeper or administrator:

a.	which is not an 'affiliated person' (as
defined in Section 2(a) of the Investment Company
Act of 1940) of an 'Investment Company' or of
the investment advisor or underwriter
(distributor) of such 'Investment Company';
or
b.	which is a 'bank' (as defined in
Section 2(a) of the Investment Company
Act of 1940).


This coverage provided by the bond does not afford
coverage in favor of the employers of persons as set
forth in (4) and (7) above, and in the event of any
payment to the INSURED by the UNDERWRITER directly
resulting from 'Larceny or Embezzlement' committed
by any of the partners, officers or employees of
such employers, whether acting alone or in collusion
with others, an assignment of the INSURED'S rights
and causes of action as they may have against such
employers because of such acts shall, to the extent
of such payment, be given by the INSURED to the
UNDERWRITER, and the INSURED shall execute all
documents necessary to secure the rights provided
for herein.
Each employer of persons as set forth in (3),
(4) and (7) above and the partners, officers
and other employees of such employers shall
collectively be deemed to be one person for the
purposes of this bond, excepting, however, the
last paragraph of the Termination-Cancellation
Section.
Independent contractors not specified in (3),
(4) and (7) above, intermediaries, agents,
brokers or other representatives of the same
type shall not be considered 'Employees'.
F.	'Forgery' means the signing of the name
of another person or organization with the intent
to deceive with or without authority, in any
capacity, for any purpose but does not mean a
signature which consists in whole or in part of
one's own name.
G.	'Investment Company' means an investment
company registered under the Investment Company
Act of 1940 and as shown under the NAME OF INSURED
on the DECLARATIONS.
H.	'Items of Deposit' means one or more
checks or drafts drawn upon a financial
institution in the United States of America.
I.	'Larceny or Embezzlement' means 'Larceny
or Embezzlement' as set forth in Section 37 of
the Investment Company Act of 1940.
J.	'Property' means:

a.	currency, coin, bank notes, or Federal Reserve
notes (money), postage and revenue stamps, U.S. Savings
Stamps, securities, including notes, stock, treasury stock, bonds, debentures, certificates of deposit;

b.	certificates of interests or participation
in any profit-sharing agreement, collateral trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, interests or instruments commonly known as securities under the Investment Company Act of 1940, any other certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase any of the foregoing;

c.	bills of exchange, acceptances, checks,
drafts, withdrawal orders, money orders, travelers' checks, letters of credit, bills of lading, abstracts of title, insurance policies, deeds, mortgages of real estate and/or of chattels and interests therein, assignments of such mortgages and instruments, including books of accounts and written records used by the INSURED in the conduct of its business; and

d.	electronic representation of the instruments
enumerated above (but excluding all electronic data processing records) in which the INSURED acquired an interest at the time of the INSURED'S consolidation or merger with, or purchase of the principal assets of, a predecessor or which are held by the INSURED for any purpose or in any capacity whether held gratuitously or whether or not the INSURED is liable therefor.

K.	'Securities, documents or other written
instruments' means original (including original
counterparts) negotiable or non-negotiable instruments,
or assignments thereof, which by themselves
represent an equitable interest, ownership, or
debt and which are transferable in the ordinary
course of business by delivery of such instruments
with any necessary endorsements or assignments.
L.	'Transportation Company' means any entity
which provides its own or leased vehicles for
transportation or provides freight forwarding or
air express services.
M.	'Voice Initiated Election' means any election
related to dividend options available to an
'Investment Company' shareholders or subscribers
which is executed by voice over the telephone.
N.	 'Voice Initiated Redemption' means any
redemption of shares issued by an 'Investment
Company' which is initiated by voice over the
telephone.
O.	'Voice Initiated Transaction(s)' means
any 'Voice Initiated Redemption' or 'Voice
Initiated Election'.


II.	EXCLUSIONS
A.	EXCLUSIONS APPLICABLE TO ALL COVERAGES
This bond does not directly or indirectly cover:
(1)	loss not reported to the UNDERWRITER in writing
within thirty (30) days after termination of
all of the Coverages under this bond;
(2)	loss due to riot or civil commotion
outside the United States of America and Canada,
or any loss due to military, naval or usurped
power, war or insurrection.  However, this exclusion
shall not apply to loss which occurs in transit
under the circumstances enumerated in Coverage
III TRANSIT, provided that when such transit
was undertaken there was no knowledge on the
part of any person acting for the INSURED in
undertaking such transit of such riot, civil
commotion, military, naval or usurped power,
war or insurrection;
(3)	loss resulting from dishonest acts
of any member of the Board of Directors or
Board of Trustees of the INSURED who is not
an 'Employee', acting alone or in collusion
with others;
(4)	loss, which in whole or in part,
results solely from any violation by the INSURED or by any 'Employee' of any law, or rule, or regulation pertaining to any law regulating:

a.	the issuance, purchase or sale of
securities,

b.	transactions on security or commodity
exchanges or over-the-counter markets,

c.	investment advisors, or

d.	investment companies
unless such loss, in the absence of such laws, rules or regulations, would be covered under
 Coverages I. or IV.;

(5)	loss of potential income including, but
not limited to, interest and dividends not
realized by the INSURED or by any 'Customer'
of the INSURED;
(6)	loss resulting from indirect or
consequential loss of any nature;
(7)	any damages other than compensatory
damages (but not multiples thereof) for which
the INSURED is legally liable, arising from
a loss covered under this bond;
(8)	loss resulting from the effects of
nuclear fission, fusion, radioactivity, or
chemical or biological contamination;
(9)	loss resulting from the theft or misuse
of confidential information, material or data
except that this exclusion shall not apply
to the transfer or payment of money;
(10)	costs, fees and expenses incurred by
the INSURED in proving the existence or amount
of loss under this bond, provided however, this
EXCLUSION shall not apply to Coverage XI.;
(11)	loss resulting from voice requests or
instructions transmitted over the telephone,
provided however, this EXCLUSION shall not
apply to Coverage VIII. and Coverage IX.;
(12)	loss sustained by one INSURED to the
advantage of any other INSURED, or subsidiary or entity in which the INSURED, its majority shareholder, partner, or owner has a majority interest therein, provided that an INSURED, upon discovery of the loss, can cause the principal sum to be restored to the INSURED who suffered the loss.

B.	SPECIFIC EXCLUSIONS - APPLICABLE TO ALL
COVERAGES EXCEPT COVERAGE I.
This bond does not directly or indirectly cover:
(1)	loss caused by an 'Employee', provided,
however, this EXCLUSION shall not apply to loss covered under Coverages II. or III. which results directly from misplacement, mysterious disappearance, or damage to or destruction of 'Property';

(2)	loss through the surrender of 'Property'
away from an office of the INSURED as a result
of a threat:
a.	to do bodily harm to any person, except
loss of 'Property' in transit in the custody of
any person acting as messenger of the INSURED,
provided that when such transit was undertaken
there was no knowledge by the INSURED or any
person acting as messenger of the INSURED of any
such threat or
b.	to do damage to the premises or
'Property' of the INSURED;
(3)	loss involving 'Items of Deposit' which
are not finally paid for any reason provided
however, that this EXCLUSION shall not apply
to Coverage X.;
(4)	loss resulting from payments made or
withdrawals from any account involving
erroneous credits to such account;


(5)	loss of 'Property' while in the mail;
(6)	loss of 'Property' while in the custody
of a 'Transportation Company', provided however,
that this EXCLUSION shall not apply to Coverage III.;
(7)	loss resulting from the failure for any
reason of a financial or depository institution,
its receiver or other liquidator to pay or deliver
funds or other 'Property' to the INSURED but this
EXCLUSION shall not apply to loss of 'Property'
directly resulting from robbery, burglary, misplacement, mysterious disappearance, damage, destruction or abstraction from the possession, custody or control
of the INSURED.
C.	EXCLUSIONS -APPLICABLE TO ALL COVERAGES EXCEPT
COVERAGES I., IV., V.
This bond does not directly or indirectly cover:
(1)	loss resulting from 'Forgery' or any alteration;
(2)	loss resulting from the complete or partial
non-payment of or default on any loan whether such loan
was procured in good faith or through trick, artifice,
fraud or false pretenses;
(3)	loss involving a 'Counterfeit' provided, however,
this EXCLUSION shall not apply to Coverage VI., X., and XIII.
III.	DISCOVERY
This bond applies only to loss first discovered by any partner, director, trustee, officer or supervisory
'Employee' of the INSURED during the Bond Period.
Discovery of loss is deemed to occur at the earliest
point that such individuals become aware of:
(1)	facts which may subsequently result in a
loss of a type covered by this bond, or
(2)	an actual or potential claim in which it
is alleged that the INSURED is liable to a third
party,
regardless of when the act or acts causing or
contributing to such loss occurred and even if
the amount of actual or potential loss does not
exceed the applicable Deductible or the exact amount
or details of the loss are not known.
IV.	NOTICE - PROOF - LEGAL PROCEEDINGS AGAINST
UNDERWRITER
(1)	At the earliest practicable time, not to
exceed thirty (30) days after discovery of the loss,
the INSURED shall give the UNDERWRITER notice thereof.
(2)	Within six (6) months after such discovery,
the INSURED shall furnish to the UNDERWRITER a proof
of loss, duly sworn to, with full particulars of the loss.
(3)	Securities issued with a certificate or bond
number shall be identified in a proof of loss by such
numbers.
(4)	Legal proceedings for the recovery of any loss
under this bond shall not be brought prior to the expiration of sixty (60) days after the proof of loss is filed with the UNDERWRITER or after the expiration of twenty-four (24) months from the discovery of such loss.

(5)	This bond affords coverage only to the
INSURED.  No claim, suit, action, or legal proceedings
shall be brought under this bond by anyone other
than the INSURED.
V.	LIMIT OF LIABILITY/NON-REDUCTION AND
NON-ACCUMULATION OF LIABILITY
Prior to the termination of this bond, it shall
continue in force for the limit stated in the
applicable section of ITEM 3. of the DECLARATIONS,
notwithstanding any previous loss for which the
UNDERWRITER may have paid or be liable to pay
under this bond provided, that the liability of
the UNDERWRITER under this bond with respect to
all loss resulting from:
(1)	any one act of burglary, robbery or attempt
thereat, in which no 'Employee' is concerned or
implicated, or
(2)	any one unintentional or negligent act on the
part of any one person resulting in damage to or
destruction or misplacement of 'Property', or
(3)	all acts, other than those specified in (1)
above, of any one person, or
(4)	any one casualty or event other than those
specified in (1), (2), or (3) above,
shall be deemed to be one loss and shall be limited to the applicable Limit of Liability stated in
ITEM 3. of the DECLARATIONS of this bond irrespective of the total amount of such loss or losses. The Limit of Liability shall not be cumulative in amounts from year to year or from period to period.


All acts, as specified in (3) above, of any one person which directly or indirectly aid in any way wrongful acts of any other person or persons or permit the continuation of wrongful acts of any other person or persons whether such acts are committed with or without the knowledge of the wrongful acts of the person so aided and whether such acts are committed with or without the intent to aid such other person, shall be deemed to be one loss with the wrongful acts of all persons so aided.

VI.	DEDUCTIBLE

The UNDERWRITER shall not be liable under any Coverages under this bond because of loss unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the INSURED, other than any amounts recovered under any bond or policy of insurance issued by an insurance company and covering such loss, or recoveries by the UNDERWRITER on account thereof prior to payment by the UNDERWRITER of such loss, shall exceed the Deductible set forth in ITEM 3. of the DECLARATIONS, and then for such amounts that are in excess of the deductible, but in no event for more than the applicable Limit of Liability stated in
ITEM 3. of the DECLARATIONS.

There is no Deductible applicable to any loss under Coverage I. sustained by any 'Investment Company'.

VII.	ATTORNEYS' FEES AND COURT COSTS

The UNDERWRITER will indemnify the INSURED for reasonable attorneys' fees and court costs incurred and paid by the INSURED in the defense, whether or not successful, fully litigated on the merits or settled, of any suit or legal proceeding brought against the INSURED to enforce the INSURED'S liability or alleged liability because of any loss, claim or damage which, if established against the INSURED, would constitute a loss sustained by the INSURED and covered under the terms of this bond except that with respect to Coverage I. this Section shall only apply in the event that:
(1)	an 'Employee' acknowledges being guilty of
'Larceny or Embezzlement',
(2)	an 'Employee' is adjudicated guilty of 'Larceny
or Embezzlement', or
(3)	in the absence of (1) or (2) above, an
arbitration panel decides, after a review of any
agreed statement of facts between the UNDERWRITER and
the INSURED, that an 'Employee' would be found guilty
of 'Larceny or Embezzlement' if such 'Employee' were
prosecuted.
The INSURED shall at the earliest practicable time,
not to exceed thirty (30) days after the discovery of
any such claim, suit or legal proceeding, and at the
request of the UNDERWRITER, furnish copies of all
pleadings and relevant papers to the UNDERWRITER.
The UNDERWRITER may, at its sole option, elect to
control the defense of all or part of such suit or
legal proceeding.  The defense by the UNDERWRITER
shall be in the name of the INSURED through attorneys
chosen by the UNDERWRITER.  The INSURED shall provide
all reasonable information and assistance required by
the UNDERWRITER for such defense.
If the amount demanded in a suit or legal proceeding
is greater than the Limit of Liability stated in
ITEM 3. of the DECLARATIONS for the applicable Coverage,
or if a Deductible is applicable, or both, the
UNDERWRITER'S liability for attorneys' fees and court
costs incurred in defending all or part of such suit or
legal proceeding is limited to the proportion of such attorneys fees and court costs incurred that the Limit of Liability stated in ITEM 3. of the DECLARATIONS for the applicable Coverage bears to the total of the amount demanded in such suit or legal proceeding.
All amounts indemnified by the UNDERWRITER for
attorneys' fees and court costs shall be in addition to
the Limit of Liability stated in ITEM 3. of the DECLARATIONS. If the UNDERWRITER declines to defend the INSURED, no settlement or judgment against the INSURED shall determine the existence, extent or amount of coverage under this bond without the prior written consent of the UNDERWRITER
and the UNDERWRITER shall not be liable for any costs,
fees and expenses incurred by the INSURED.
VIII.	VALUATION OF PROPERTY
The value of any loss of 'Property', other than books of account or other records used by the INSURED in the conduct of its business, shall be determined by the average market value of such 'Property' on the business day immediately preceding discovery of such loss except that the value of any 'Property' replaced by the INSURED with the consent of the UNDERWRITER prior to the settlement of any claim for such 'Property', shall be the actual market value at the time of replacement.



In the event of a loss of interim certificates,
warrants, rights or other securities, (as used
herein, 'options') which need to be presented to
exercise the subscription, conversion, redemption
or deposit privileges, their value shall be:
a.	if such options have not expired, the
average market value of such options on the business
day immediately preceding the discovery of such loss,
or the actual market value at the time of agreed
replacement as provided in the preceding paragraph, or
b.	if such options have expired at the time their
loss is discovered, their market value immediately
preceding their expiration, or
c.	if no market price is quoted for such
'Property' or for such options, the value shall be
determined by agreement between the parties, or
arbitration if the parties are unable to agree to
the value.
The value of any loss of 'Property' consisting of
books of account or other records used by the INSURED
in the conduct of its business shall be the amount
paid by the INSURED for blank books, blank pages, or
other materials which replace the lost books of account
or other records, plus the cost of labor paid by the
INSURED for the actual transcription or copying of data
to reproduce such books of account or other records.
IX.	VALUATION OF PREMISES AND FURNISHINGS
In the event of loss or damage to any office of the
INSURED or to the furnishings, fixtures, supplies,
equipment, safes or vaults, the UNDERWRITER shall not
be liable for more than the actual cash value thereof,
or for more than the actual cost of replacement or repair.
The UNDERWRITER may, at its option, pay actual cash
value or make replacement or repair.  In the event the
UNDERWRITER and the INSURED cannot agree upon the actual
cash value or the cost of replacement or repair, it
shall be determined by arbitration.
X.	SECURITIES SETTLEMENT
In the event of a loss of securities covered under this bond, the UNDERWRITER may, at its sole option, purchase replacement securities, tender the value of the securities in money, or issue its indemnity in order to allow the issuance of replacement securities.
Indemnity will be required from the INSURED under the terms of this Section against all loss, cost or expense arising from the replacement of securities by the UNDERWRITERS. The amount of such indemnity from the INSURED shall be:
(1)	for securities having a value of less than or equal to
the applicable Deductible - one hundred percent (100%);
(2)	for securities having a value greater than the Deductible
but within the applicable Limit of Liability - the percentage that the Deductible bears to the value of the securities;
(3)	for securities having a value greater than the applicable
Limit of Liability - the percentage that the Deductible and the portion in excess of the applicable Limit of Liability bears to the value of the securities.
The value referred to in (1), (2), and (3) above is the value provided for in SECTION VIII. VALUATION OF 'PROPERTY', regardless of the value of such securities at the time the loss under the UNDERWRITER'S indemnity is sustained.
The UNDERWRITER is not required to issue its indemnity for any portion of a loss of securities which is not covered by this bond; however, the UNDERWRITER may do so at its sole option.
The INSURED shall pay the applicable proportion of the UNDERWRITER'S premium charge for the UNDERWRITER'S indemnity as set for in (1), (2), and (3) above. No portion of the Limit of Liability shall be used as payment of premium for any indemnity purchased by the INSURED to obtain replacement securities.

XI.	SUBROGATION - ASSIGNMENT - RECOVERY
In the event of a payment under this bond by the UNDERWRITER, the UNDERWRITER shall be subrogated to all of the INSURED'S rights of recovery against any person or entity to the extent of such payment. On the request of the UNDERWRITER, the INSURED shall deliver to the UNDERWRITER an assignment of the INSURED'S rights, title and interest and causes of action against any person or entity to the extent of such payment.
Recoveries, whether realized by the UNDERWRITER or by the INSURED, shall be applied after deducting the expense of such recovery, first to the INSURED'S loss which would otherwise have been paid except that it exceeds the applicable Limit of Liability, second, to the UNDERWRITER to amounts paid in settlement of the INSURED'S claim and third, to the INSURED to the applicable Deductible. Recovery from reinsurance and/or indemnity of the UNDERWRITER shall not be a recovery under this section.



XII.	COOPERATION OF INSURED
At the UNDERWRITER'S request and at reasonable times and places designated by the UNDERWRITER, the INSURED shall submit to examination by the UNDERWRITER and subscribe to the same under oath, produce for the UNDERWRITER'S examination and copying, at its own expense all relevant records, and cooperate with the UNDERWRITER in all matters pertaining to the loss.
The INSURED shall execute all papers and provide assistance to secure for the UNDERWRITER the rights and causes of action provided for under this bond. The INSURED shall do nothing after loss to prejudice such rights or causes of action.

XIII.	OTHER INSURANCE
Coverage under this bond shall apply excess over any valid and collectible insurance, indemnity or suretyship obtained by or on behalf of the INSURED or a 'Transportation Company' or other entity on whose premises the loss occurred or which employed the person who caused the loss or engaged the messenger conveying the 'Property' which was the subject of the loss.

XIV.	TERMINATION-CANCELLATION

If the bond is for a single INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.
If the bond is for a joint INSURED, it shall not be terminated or canceled unless written notice is given by the acting party to the affected party, and by the UNDERWRITER to all INSURED 'Investment
Companies' and to the Securities and Exchange Commission, Washington, D.C., not less than sixty (60) days prior to the effective date of such termination or cancellation.
This bond will terminate as to any one INSURED, other than an
'Investment Company', immediately upon the taking over of such
INSURED by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any
State or Federal statute relative to bankruptcy or reorganization of the INSURED, or assignment for the benefit of creditors of the
INSURED, or immediately upon such INSURED ceasing to exist,
whether through merger with another entity, disposition of all of its assets or otherwise.
The UNDERWRITER shall refund the unearned premium in accordance with the standard short rate cancellation tables if terminated by the INSURED or pro rata if terminated for any other reason.
Coverage will terminate as to any 'Employee':
(1)	at the time that any partner, director, trustee, or officer
or supervisory 'Employee' not acting in collusion with such 'Employee', learns of any dishonest act committed by such 'Employee' at any time, whether in the employment of the
 INSURED or otherwise, whether or not such act is of the type covered under this bond, and whether against the INSURED or any other person or entity or

(2)	sixty (60) days after the receipt by each INSURED
and by the Securities and Exchange Commission,
Washington, D.C., of a written notice from the
UNDERWRITER of its desire to terminate this bond as
to such 'Employee'.
XV.	CHANGE OR MODIFICATION
No change in or modification of this bond shall be effective except by written rider to this bond issued by an Authorized Representative of the UNDERWRITER.
If this bond is for a single INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to the Securities and Exchange Commission, Washington, D.C., by the acting party.
If this bond is for a joint INSURED, no change or modification which adversely affects the rights of the INSURED shall be effective prior to sixty (60) days after written notice of such change or modification has been furnished to all insured 'Investment Companies' and to the Securities and Exchange Commission, Washington,
D.C., by the UNDERWRITER.









IN WITNESS WHEREOF, the Company has caused this policy to be executed and attested, and if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Company.

HARTFORD FIRE INSURANCE COMPANY
HOME OFFICE - HARTFORD, CONNECTICUT
ADMINISTRATIVE OFFICES - HARTFORD, CONNECTICUT
(A STOCK INSURANCE COMPANY MEMBER OF THE HARTFORD)



Brian S. Becker, Secretary

David Zwiener, President



	To be attached to and form part of Investment
	Company Bond, No. 00 FI 0247327 09
	in favor of The Appleton Funds

	It is agreed that:

1.	GENERAL CONDITIONS, B. NOTICE TO UNDERWRITER OF
MERGERS, CONSOLIDATIONS OR OTHER ACQUISITIONS is amended to include the following paragraph:

If the INSURED shall, while this bond is in force, establish any new 'Investment Companies' other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such 'Investment Companies' shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of such Bond Period.

2.If the INSURED shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current 'Investment Companies' covered under this bond or the addition of new 'Investment Companies,' such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the Bond Period.

3. Nothing herein is intended to alter the terms, conditions and limitations of the bond other than as stated above.

4.	This rider shall become effective as of 12:01 a.m. on
12/29/2009  standard time.





















	RIDER NO: 1

This rider, effective 12:01 am		12/29/2009

forms a part
of bond number:   		00 FI 0247327 - 09

issued to:			THE APPLETON FUNDS

by:				HARTFORD CASUALTY INSURANCE COMPANY


THIS RIDER CHANGES THE BOND.  PLEASE READ IT CAREFULLY.

   ADDING OR DEDUCTING INSUREDS RIDER


This rider modifies insurance provided under the following bond form:

INVESTMENT COMPANY BOND

At the request of the INSURED, the Underwriter adds to the list of INSUREDS under the attached bond the following:

APPLETON EQUITY GROWTH FUND

At the request of the INSURED, the Underwriter deletes from the list of INSUREDS under the attached bond the following:





All other terms and conditions remain unchanged.




















       Producer Compensation Notice


       You can review and obtain information on The Hartford's
              producer compensation practices at www.thehartford.com or at 1-800-592-5717.


THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.



This endorsement, effective on   December 29, 2009
At 12:01 A.M. standard time

Forms a part of Policy No.:  	00 FI 0247327 09
Issued to: 				THE APPLETON FUNDS

By:  					Hartford Casualty
					Insurance Company

MAILING ADDRESS FOR NOTICE ENDORSEMENT

Notice of Claim or Wrongful Act

A. It is hereby understood and agreed that a notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE:  (212) 277-0915

B. It is hereby understood and agreed that where it is stated in the policy or declarations page that a notice of any claim or wrongful act shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted in its entirety and replaced with the following:

Notice of any claim or wrongful act shall be given in writing to the following:

THE HARTFORD
CLAIMS DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

FACSIMILE:  (212) 277-0915



II. All Other Notices

A.	All notices for a claim or wrongful act must be mailed
to the address as specified above in Item (I) of this endorsement.

B.	It is hereby understood and agreed that all notices,
except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016

C. With the exception of notice of a claim or wrongful act, it is hereby understood and agreed that where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford
CT 06115 shall be deleted in its entirety and replaced with the following:

All notices, except for a notice of claim or wrongful act, shall be given in writing to the following:

THE HARTFORD
COMPLIANCE DEPARTMENT
HARTFORD FINANCIAL PRODUCTS
2 PARK AVENUE
5TH FLOOR
NEW YORK, NEW YORK 10016



All other terms and conditions of the policy remain unchanged.

INVESTMENT COMPANY BOND


Form F-6000-0	Page 12 of 12

Form F-6000-0	 Page 1of 12

Form F-6043-0 			Page 2 of 2



Form F-6016-0	 Page 1of 1



Form F-6018-0	 Page 1of 1



CS 00 M015 00 0807	copyright 2007, The Hartford	Page 1 of 1


Form F-6043-0	Page 2 of 2




FORM F 5267	Page 1 of 1

INVESTMENT COMPANY BOND


HG 00 H009 00 0302		Page 2 of 2
copyright 2002, The Hartford




HG00H00900	Page 1 of 2